

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Christopher Roberts
Chief Financial Officer
AC Immune USA, Inc.
1230 Avenue of the Americas, Ste 1634
New York, New York 10020

> **Re:  AC Immune USA, Inc.**
> **Registration Statement on Form F-3**
> **Filed March 14, 2024**
> **File No. 333-277940**

Dear Christopher Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Derek Dostal